1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date October 29, 2008	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

OVERSEAS REGULATORY ANNOUNCEMENT

ANNOUNCEMENT OF RESOLUTIONS OF THE SEVENTH
MEETING OF THE THIRD SESSION OF THE BOARD

This announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

Aluminum Corporation of China Limited (the "Company") and the board of directors of the Company (the "Board") jointly and severally warrant the truthfulness, accuracy and completeness of the information disclosed herein, and accept the responsibilities for any misrepresentation or misleading statement contained in or material omission from this announcement.

The Seventh Meeting of the Third Session of the Board of Aluminum Corporation of China Limited was convened at 9:00 a.m. on 29 October 2008 at the conference room of the Company at No. 62 North Xizhimen Street, Haidian District, Beijing, People!|s Republic of China ("PRC"). Of the 9 directors eligible to attend the meeting, 7 directors attended in person. Mr. Chen Jihua, a director of the Company, was unable to attend the meeting due to a personal engagement and appointed Mr. Xiao Yaqing, on his behalf, to attend and vote at the absolute discretion of Mr. Xiao Yaqing. Mr. Shi Chungui, a director of the Company, was unable to attend the meeting due to a personal engagement and submitted his opinion in writing. The secretary of the Board and other members of the senior management of the Company also attended the meeting, which was convened in compliance with relevant requirements of the Company Law of the PRC and the Articles of Association of the Company. The meeting was chaired by Mr. Xiao Yaqing. Resolutions on the following matters were considered and passed at the meeting, which were set out as follows:

1.	THE PROPOSAL IN RELATION TO THE GRANT OF GENERAL MANDATE TO REPURCHASE H SHARES OF THE COMPANY AND RELATED AUTHORISATIONS TO THE BOARD

To propose at the general meeting to grant to the board of directors a conditional general mandate to repurchase H Shares of the Company with an aggregate nominal value not exceeding 10% of the aggregate nominal value of H Shares of the Company in issue as of the date when the subject resolution(s) is/are passed in the general meeting (including but not limited to the power to decide the time, the number of shares to be repurchased, the repurchase price(s), the opening of overseas stock accounts and completing the corresponding registration of changes of foreign exchange, the issue of notification and announcement to creditors, the filing of relevant documents with the China Securities Regulatory Commission, the cancellation of repurchased shares, the amendment of the Articles of Association of the Company and completing the corresponding registration procedures and to execute and deal with all other documents or matters in respect of the share repurchase). The mandate will come into effect from the passing of the subject resolution(s) at the general meeting to the conclusion of the annual general meeting of the Company to be held in 2009.

The above proposal will be put forward for consideration and approval during the 2008 Third Extraordinary General Meeting of the Company (the "2008 Third Extraordinary General Meeting"), the 2008 First Class Meeting for Holders of A Shares of the Company (the "2008 First Class Meeting for Holders of A Shares") and the 2008 First Class Meeting for Holders of H Shares of the Company (the "2008 First Class Meeting for Holders of H Shares").

2.

THE PROPOSAL IN RELATION TO THE CONVENING OF THE 2008 THIRD EXTRAORDINARY GENERAL MEETING, THE 2008 FIRST CLASS MEETING OF HOLDERS OF A SHARES AND THE 2008 FIRST CLASS MEETING OF HOLDERS OF H SHARES OF THE COMPANY

The 2008 Third Extraordinary General Meeting, the 2008 First Class Meeting for Holders of A Shares and the 2008 First Class Meeting for Holders of H Shares of the Company were approved to be convened at 9:00 a.m., 9:30 a.m. and 9:45 a.m., respectively, on Monday, 22 December 2008 at the conference room at the headquarters of the Company (No. 62 North Xizhimen Street, Haidian District, Beijing, PRC). The notices for convening the meetings will be announced separately.

The Board of Directors
Aluminum Corporation of China Limited*
29 October 2008

By order of the Board of
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

Beijing, the PRC
29 October 2008

As of the date of this announcement, the members of the Board comprise of Mr. Xiao Yaqing, Mr. Luo Jianchuan, Mr. Chen Jihua and Mr. Liu Xiangmin (Executive Directors); Mr. Shi Chungui (Non-executive Director); Mr. Kang Yi, Mr. Zhang Zhuoyuan, Mr. Wang Mengkui and Mr. Zhu Demiao (Independent Non-executive Directors).

* For identification purpose only.

About the Company
Our contact information of this release is:

*	Business address: No.62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chinalco.com.cn
*	Contact person: Liu Qiang, Company Secretary